

SEC 05040848 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

310 Grant Street, Suite 3000 Grant Building
(No. and Street)

Pittsburgh, (City) PA (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theresa A. Scotti (412) 232-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Herbein + Company, Inc.
(Name – *if individual, state last, first, middle name*)

One N. Shore Center, 12 Federal Street, Suite 300, Pittsburgh, PA 15212
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 31 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theresa A. Scotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIP, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Signature

President

Title

Notary Public


Notarial Seal
Lisa M. Marcotullio, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Mar. 5, 2006
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH, D.C.
213
SECTION

YP, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2004 and 2003

TABLE OF CONTENTS



HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of PKF North American Network, Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Owner and Board of Directors
YP, LLC
Pittsburgh, Pennsylvania

Independent Auditor's Report

We have audited the accompanying statements of financial condition of YP, LLC as of December 31, 2004 and 2003 and the related statements of income, changes in owner's capital and cash flows for the years then ended. These financial statements are the responsibility of YP, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YP, LLC as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

This report is intended solely for the information and use of the owner, board of directors and management of YP, LLC and regulatory agencies, including the National Association of Securities Dealers, as required by Rule 15c3-3 of the Securities and Exchange Act of 1934 and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Herbein & Company, Inc.

Pittsburgh, Pennsylvania
February 9, 2005

YP, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2004	2003
ASSETS		
Cash	$ **31,625**	$ 42,661
Accounts receivable and other	**212,076**	82,699
Prepaid expenses	**9,568**	12,568
TOTAL ASSETS	$ **253,269**	$ 137,928
LIABILITIES AND OWNER'S CAPITAL		
LIABILITIES		
Accounts payable	$ **31,278**	$ 18,071
Due to owner	**5,306**	2,916
Accrued expenses	**6,462**	16,520
TOTAL LIABILITIES	**43,046**	37,507
OWNER'S CAPITAL		
Capital contribution	**16,051**	16,051
Accumulated capital	**194,172**	84,370
TOTAL OWNER'S CAPITAL	**210,223**	100,421
TOTAL LIABILITIES AND OWNER'S CAPITAL	$ **253,269**	$ 137,928

See accompanying notes.

YP, LLC

STATEMENTS OF INCOME

Year Ended December 31		2004		2003
REVENUES				
Directed brokerage	$	**1,589,481**	$	1,194,695
Interest and other		**10**		0
TOTAL REVENUES		**1,589,491**		1,194,695
EXPENSES				
Clearing organization expense		**340,221**		247,769
Operating expenses		**43,600**		33,812
Travel and entertainment		**1,509**		0
Professional services		**36,404**		22,489
Taxes other than income (credit)		**(2,535)**		(878)
Dues, fees and filing costs		**14,490**		20,049
TOTAL EXPENSES		**433,689**		323,241
INCOME BEFORE INCOME TAXES		**1,155,802**		871,454
INCOME TAXES AT ENTITY LEVEL		**0**		0
NET INCOME	$	**1,155,802**	$	871,454

See accompanying notes.

YP, LLC

STATEMENTS OF CHANGES IN OWNER'S CAPITAL

Year Ended December 31		2004		2003
CAPITAL CONTRIBUTION	$	**16,051**	$	16,051
ACCUMULATED CAPITAL				
Balance at beginning of year	$	**84,370**	$	58,916
Net Income:				
Net income from directed brokerage activity		**1,155,802**		871,454
Less distribution to owner		**(1,046,000)**		(846,000)
ACCUMULATED CAPITAL AT END OF YEAR	$	**194,172**	$	84,370
TOTAL OWNER'S CAPITAL	$	**210,223**	$	100,421

See accompanying notes.

YP, LLC

STATEMENTS OF CASH FLOWS

Year Ended December 31	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income currently recognized	$ 1,155,802	$ 871,454
Changes in:		
Accounts receivable and other	(129,377)	57,673
Prepaid expenses	3,000	16,343
Accounts payable and accrued expenses	5,539	(73,274)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	1,034,964	872,196
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to owner	(1,046,000)	(846,000)
NET INCREASE (DECREASE) IN CASH	(11,036)	26,196
CASH AT BEGINNING OF YEAR	42,661	16,465
CASH AT END OF YEAR	$ 31,625	$ 42,661

See accompanying notes.

YP, LLC was formed on August 27, 2002, pursuant to the Pennsylvania limited liability law of 1994, by the contribution by its sole owner, Yanni Partners, Inc., of $10,000 in cash and $6,051 in prepaid expenses. YP, LLC is registered as a broker/dealer with the National Association of Securities Dealers, Inc. and with various states where required. Prior to August 27, 2002, Yanni Partners, Inc. was the broker/dealer. YP, LLC's function as a registered broker/dealer is to accept directed brokerage on behalf of those clients of Yanni Partners, Inc. who request this method of payment as an alternative to cash payments. Services are rendered by Yanni Partners, Inc. which provides investment consulting services primarily to institutional clients.

YP, LLC does not execute or clear securities transactions. YP, LLC has Clearing Agreements with two executing/clearing brokers (clearing organizations), whereby these brokers execute and clear all transactions for Yanni Partners, Inc.'s clients, carrying the accounts of such clients on a fully disclosed basis. Accordingly, neither Yanni Partners, Inc. nor YP, LLC carry client accounts and do not hold securities in connection with such transactions.

The formation of YP, LLC has effectively separated the broker/dealer activity from the investment advisory business conducted by Yanni Partners, Inc.

The net equity of YP, LLC is described as owner's capital in these financial statements and related notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is possible that actual results could differ from those estimates.

Revenues:
YP, LLC renders its services generally under contracts that cover a 12-month period. Revenue is recognized as services are performed, normally ratably over the contract period.

Expenses:
YP, LLC recognizes the expenses directly related to the directed brokerage as incurred and also expenses directly related to its registration as a broker/dealer. YP, LLC has no employees. Accordingly, additional expenses are allocated and charged to YP, LLC by Yanni Partners, Inc. for its management and operational services performed.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes:
As an LLC, YP, LLC does not file its own federal or state corporate income tax returns. Its income and expenses are included in the income tax returns of its sole owner. However, it must file a tax report in Pennsylvania for Capital Stock Franchise Tax purposes.

NOTE B - NET CAPITAL OR EQUITY REQUIREMENTS

YP, LLC, as a registered broker/dealer, is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that "aggregate indebtedness" of YP, LLC, as defined, shall not exceed fifteen times "net capital," as defined. In addition, Rule 15c3-1 requires that "net capital" of not less than $5,000 be maintained at all times by brokers who do not generally carry customers' accounts.

At December 31, 2004 and 2003, YP, LLC's net capital ratio (aggregate indebtedness to net capital) was .21 to 1.00 and .43 to 1.00, respectively. YP, LLC's net capital was $200,652 and $87,853 compared with the required net capital of $5,000 at December 31, 2004 and 2003, respectively.

NOTE C - SPECIAL ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

YP, LLC is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirements of Rule 15c3-3(k)(2)(ii) which, among other things, requires YP, LLC to clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

NOTE D - RELATED PARTY TRANSACTIONS

As discussed in Note A, YP, LLC receives management and operational services from its sole owner, Yanni Partners, Inc. Management fees billed by the owner are included in the Statements of Income as "operating expenses." Accounts payable at December 31, 2004 and 2003 included $5,306 and $2,915, respectively, due to the owner.



HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of PKF North American Network, Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Owner and Board of Directors
YP, LLC
Pittsburgh, Pennsylvania

Independent Auditor's Report on Supplementary Information

We have audited the accompanying financial statements of YP, LLC as of and for the year ended December 31, 2004, and have issued our report thereon dated February 9, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Herbein & Company, Inc.

Pittsburgh, Pennsylvania
February 9, 2005

HERBEIN+COMPANY, INC.
One North Shore Center 12 Federal Street, Suite 300 Pittsburgh, PA 15212 Telephone: 412-392-2345 Facsimile: 412-392-2379
pittsburgh@herbein.com

Other Offices: READING POTTSTOWN GREENSBURG WYOMISSING

SUPPLEMENTARY INFORMATION

YP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

NET CAPITAL		
Total owner's capital	$	210,223
Accounts receivable adjustment allowable for net capital		0
Total owner's capital qualified for net capital		210,223
Deductions and/or charges:		
Non-allowable assets:		
Other receivable		(3)
Prepaid expenses		(9,568)
Net capital before haircuts on securities' positions		200,652
Haircuts on securities' positions		0
NET CAPITAL	$	200,652
AGGREGATE INDEBTEDNESS		
Items included in Statements of Financial Condition:		
Accounts payable	$	36,584
Accrued expenses		6,462
TOTAL AGGREGATE INDEBTEDNESS	$	43,046
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	195,652
Ratio: Aggregate indebtedness to net capital		.21 : 1.00

YP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED

December 31, 2004

RECONCILIATION WITH YP, LLC'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2004):

Net capital, as reported in YP, LLC's Part II (unaudited) FOCUS report	$ 200,652
Net capital per audit	$ 200,652

Note: YP, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(ii) of that Rule. There are no liabilities subordinated to the claims of creditors and no reserve requirements.